Coca-Cola İçecek

FILE 82-35049

08000580

SEC Mail
Mail Processing
Section

FEB 04 2008

Washington, DC
106

January 31, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 31, 2008.

Coca-Cola İçecek ("CCI") has commenced discussions with The Coca-Cola Company ("TCCC") to acquire a 50% equity stake in Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. ("Doğadan"). Doğadan, producer of herbal tea, fruit tea, green tea and black tea, was acquired by an affiliate of The Coca-Cola Company ("TCCC") in 2007. Doğadan is the leading brand in the herbal and fruit infusions category in Turkey. Turkey is the second largest black tea market after India and has the highest per capita tea consumption in the world. Should further developments on the issue arise, CCI will make the necessary announcements.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
FEB 11 2008
THOMSON
FINANCIAL

Sincerely,

Coca-Cola İçecek A.Ş.

dlw 2/6

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68